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                             April 4, 2024

       Thomas Leonard
       Chief Executive Officer
       Agiliti, Inc.
       11095 Viking Drive, Suite 300
       Eden Prairie, MN 55344

                                                        Re: Agiliti, Inc.
                                                            Schedule 13E-3
filed March 12, 2024
                                                            File No. 005-93446
                                                            Preliminary
Information Statement filed March 12, 2024
                                                            File No. 001-40361

       Dear Thomas Leonard:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your information statement.

       Preliminary Information Statement filed March 12, 2024

       General

   1.                                                   Please prominently
disclose the information required by Items 7, 8 and 9 of Schedule 13E-
                                                        3 in a    Special
Factors    section in the front of the information statement. Refer to Rule
                                                        13e-3(e)(1)(ii). In
this respect, ensure that the Special Factors appear immediately after the Summary.
   2. In circumstances where the registrant elects to incorporate by reference the information required by Item
1010(a) and (b) of Regulation M-A, all of the summarized financial information required by
Item 1010(c) must be disclosed in the document furnished to
                                                        security holders. See
Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include
the information required by Item 1010(c) of Regulation M-A.
 Thomas Leonard
FirstName
Agiliti, Inc.LastNameThomas Leonard
Comapany
April        NameAgiliti, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
3. The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure on pages 17 and
111
         accordingly.
4. Please revise to state, in dollar amounts and percentages, the interests of the Sponsor
         Entities in the Company   s net book value and net earnings. See Item
1013(d) of
         Regulation M-A and Instruction 3 thereto.
Summary, page 1

5. We note the disclosure on page four and elsewhere in the information statement that the
         Board determined that the Transactions are fair to the Company and its stockholders, other than the THL Agiliti Stockholder and its affiliates. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to
         the definition of    affiliate    in Exchange Act Rule 13e-3(a)(1).
Please revise the disclosure
         to expressly state whether the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. Please also revise such disclosure with respect to the
         Sponsor Entities. In this respect, refer to the disclosure beginning on page 58 regarding
         Unaffiliated Stockholders.
Directors, Executive Officers and Controlling Persons of the Company, page 20

6. Mr. Leonard appears to have recently served as an Executive Partner at THL. Please revise the disclosure on page 21 accordingly or advise. Refer to Item 3 of Schedule 13E-3 and Item 1003(c)(2) of Regulation M-A. In addition, please disclose in
the    Background
         of the Merger    section when THL hired Mr. Leonard and when he
stepped down from
         such position, as well as any negotiations between any of the Sponsor Entities and Mr.
         Leonard regarding the Company prior to the re-appointment of Mr. Leonard as Chief
         Executive Officer, or advise. Refer to Item 5 of Schedule 13E-3 and
Item 1005(c) of
         Regulation M-A.
7. Refer to the previous comment. We note that Mr. Leonard appears to have been hired by
         THL in April 2023 and re-appointed by the Company in late September 2023, and THL submitted its initial indication of interest in early October 2023. Further, it appears Mr.
         Leonard will remain a director and Chief Executive Officer of the Surviving Corporation.
         In this respect, please describe how you determined that Mr. Leonard is not an affiliate engaged in the Rule 13e-3 transaction who should be identified as a filing person for purposes of Schedule 13E-3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment.
8. Please provide the information required by Item 1003(c)(5) of Regulation M-A with
         respect to the persons listed under    Directors, Executive Officers
and Controlling Persons
 Thomas Leonard
FirstName
Agiliti, Inc.LastNameThomas Leonard
Comapany
April        NameAgiliti, Inc.
       4, 2024
April 34, 2024 Page 3
Page
FirstName LastName
         of the Company    on page 20. Refer to Item 3 of Schedule 13E-3.
Background of the Merger, page 29

9.       We note the disclosure on page 36 that the    Weil draft of the merger
agreement reflected
         input from the Special Committee on, among other things, the terms of the equity rollover and the treatment of equity awards, which included [] the rejection of the proposed
         rollover of equity interests for certain stockholders.    Please
revise to disclose the
         stockholders and the reason for such rejection.
Position of the Company on the Fairness of the Merger, page 58

10. Please address how any filing person relying on the Centerview opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than Excluded
         Shares, rather than all security holders unaffiliated with the Company.
Position of the Sponsor Entities in Connection with the Merger, page 58

11. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
         See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
         Please revise this section to include the factor described in clause
(iv) of Instruction 2 to
         Item 1014 or explain why such factor was not deemed material or relevant to the Sponsor
         Entities    fairness determination.
12.      We note your disclosure that    [t]he Sponsor Entities have undertaken
to pursue the
         Merger at this time for the reasons described above.    Please revise
to specify the Sponsor
         Entities    reasons for undertaking the transaction at this time, as
opposed to at any other
         time. Refer to Item 1013(c) of Regulation M-A.
Financing of the Merger, page 90

13. Please provide all of the information described in Item 1007(d) of Regulation M-A, such as the stated and effective interest rates and the additional information described in Item
         1007(d)(2), with respect to the Existing Credit Agreement and the Existing Receivables
         Agreement. Refer to Item 10 of Schedule 13E-3.
Market Information, Dividends and Certain Transactions in the Common Stock, page 100

14.      We note your disclosure that    [o]ther than the Merger Agreement
the Company, the
         Sponsor Entities and their affiliates have not executed any transactions with respect to the
         Common Stock during the past 60 days.    However, as one example only,
we note that Mr.
         Leonard appears to have disposed of 27,558 shares of Common Stock on February 14,
         2024. Please revise or advise. Refer to Item 11 of Schedule 13E-3 and
Item 1008(b) of
         Regulation M-A.
 Thomas Leonard
Agiliti, Inc.
April 4, 2024
Page 4
Security Ownership of Certain Beneficial Owners and Management, page 108

15.      We note in footnote (1) on page 108 the disclaimer of beneficial
ownership    except to the
         extent of its pecuniary interest therein.    Please note that
beneficial ownership is not
         determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
16. Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A.
Where You Can Find More Information, page 111

17. Please note that forward incorporation by reference, as you attempt to do on page 111, is not permitted in connection with a Schedule 13E-3. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573.



FirstName LastNameThomas Leonard                               Sincerely,
Comapany NameAgiliti, Inc.
                                                               Division of
Corporation Finance
April 4, 2024 Page 4                                           Office of
Mergers & Acquisitions
FirstName LastName